Securities and Exchange Commission

Division of Corporate Finance

100 F St, N.E.

Washington, DC 20549

June 11, 2026

Re: Withdrawal of Offering Statement on Form 1-A/A (Accession Number 0001477932-26-003742)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Gratus Capital Properties Fund III, LLC (the “Company”) respectfully requests the withdrawal of it’s the amended preliminary offering statement on Form 1-A/A (File No. 024-12537) with an accession number of 0001477932-26-003742 and a filing date of June 10, 2026, together with all exhibits thereto (“the June 10, 2026 Filing”).

The Company is requesting the consent of the Commission to the withdrawal of the June 10, 2026 Filing because it was meant to be filed as a Post-Qualification Amendment but was inadvertently filed under Form 1-A/A.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the June 10, 2026 Filing effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding these matters, please contact the Partnership’s counsel Jonathan Sabo, Esq. of Dobson Robinette, PPLC at (940) 205-5167.

Sincerely,
/s/ Dodson Robinette, PPLC
DODSON ROBINETTE, PLLC